EXHIBIT 99.1

Skylight Health Bolsters Value-Based Care Capability as Industry Veteran Greg Sieman Joins Leadership Team

TORONTO, Oct. 12, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, is pleased to announce Greg Sieman as senior vice president (SVP) of marketing and communications.

  Mr. Sieman was SVP of Marketing at Oak Street Health, and, more recently, the chief revenue & communications officer at Lifespace Communities.
  He has a strong track record of driving business while creating meaningful social change, having generated 40% of his former company’s patient base through direct-to-consumer acquisition tactics and creative strategy.
  With his guidance and commitment to clinic partnership, Greg expects to contribute to the organic growth of value-based care members including Medicare and Medicare Advantage.

“Greg’s commitment to preventative primary care and his passion to bring accessible healthcare to underserved communities aligns with our mission to change the way healthcare works across the United States,” said Prad Sekar, CEO and Co-Founder of Skylight Health. “We believe the future of healthcare goes well beyond the traditional scope, and Greg is the right person to align our messaging and execute on our mission to change how US healthcare works. We welcome him to the team and are confident he will have a positive impact on our growth.”

“The quality of healthcare in America today isn’t what it should or could be. Skylight Health is addressing this problem head-on by creating an integrated model that improves patient experiences and outcomes, all while reducing costs and improving margins,” said Greg Sieman. “I feel very fortunate and excited to join the team at such a pivotal point in their growth and see tremendous upside for the future as we launch a value-based care model where the patient is truly at the center.”

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises of physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and laboratory/diagnostic testing. The Company owns and operates a proprietary electronic health record system that supports the delivery of care to patients via telemedicine and other remote monitoring system integrations.

The Company primarily operates a traditional insurable fee-for-service model contracting with Medicare, Medicaid and other Commercial Payors. The Company also offers a disruptive subscription-based telemedicine service for the un/under-insured population who have limited access to urgent care due to cost.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Canadian Investors

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

U.S. Investors

John Evans
John.evans@skylighthealthgroup.com
415-309-0230

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.